Room 4561

      February 8, 2006

Mr. Steven R. Norton
Senior Vice President and Chief Financial Officer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway Suite 700
Atlanta, GA 30399

      Re:	Manhattan Associates, Inc.
		Form 8-K
      Filed February 8, 2006
      File No. 000-23999

Dear Mr. Norton:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to this comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 8-K Filed on February 8, 2006
1. We have read your non-GAAP disclosures that were furnished in the
Form 8-K filed on February 8, 2006. Please explain to us how have complied with Item 10(e)(1)(i)(A) of Regulation S-K when presenting
"Adjusted earnings per share for the quarter ended December 31, 2005"
within the "Key Financial Highlights" section of your earnings release. In this regard, it does not appear that you have disclosed, with equal or greater prominence, the most directly comparable measure calculated and presented in accordance with GAAP.
2. We note no substantive disclosure that addresses the disclosures in Questions 8 and 9 of the Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures. For example, your disclosure does not explain the manner in which management uses the non-GAAP measures and the economic substance behind that decision, why it is useful to an investor to segregate each of the items for which adjustments are made, or how your presentation enables an investor to analyze the additional financial and business trends. Further, you have not disclosed the material limitations associated with the measures or the manner in which management compensates for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results. Please explain to us how you have complied with this guidance.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding our comments.


								Sincerely,



								Brad Skinner
								Accounting Branch Chief
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Mr. Steven R. Norton
Manhattan Associates, Inc.
February 8, 2006
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